# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SmartStop Self Storage REIT, Inc., CIK 0001585389
CUSIP: 83192D501
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 10 Terrace Road, Ladera Ranch, California (CA), 92694
Date of event which requires filing of this statement: 04/03/2025
Amends the filing with accession number 0001193125-22-274072
Filed by CIK 0001462216
Persons authorized to receive notices and communications: H. Michael Schwartz, CEO, SmartStop Self Storage REIT, Inc., 10 Terrace Road, Ladera Ranch, California (CA), 92694, (949) 429-6600

## Reporting persons
- H. Michael Schwartz (CIK 0001462216): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,615,044.67; shared voting power 217,435.52; sole dispositive power 2,615,044.67; shared dispositive power 217,435.52; aggregate amount beneficially owned 2,832,480.19 (4.8% of the class)
  Comment: (1) The amounts in Rows 7 and 9 above represent (i) 120,805.97 shares of Class A Common Stock (as defined in Item 1 hereto) of the Issuer (as defined in Item 1 hereto) owned by SmartStop OP Holdings, LLC ("SOH"), as to which the Reporting Person (as defined in Item 2 hereto) has voting and dispositive power; (ii) 96,543.26 Class A limited partnership units (the "OP Units") of SmartStop OP, L.P., the Issuer's operating partnership (the "Operating Partnership"), owned by SOH, as to which the Reporting Person has voting and dispositive power; and (iii) 2,397,695.44 Class A-1 limited partnership units of the Operating Partnership ("Class A-1 Units") owned by SOH, as to which the Reporting Person has voting and dispositive power. OP Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares. Class A-1 Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares.
  
  (2) The amounts in Rows 8 and 10 above represent (i) 18,000 shares of unclassified common stock indirectly owned by Churchill TRI LLC, which is 50% owned by The H. Michael Schwartz 2011 Irrevocable Trust and is 50% owned by The Holly Breaux Schwartz 2011 Irrevocable Trust, (ii) 29,315.15 shares of Class A Common Stock held by a family trust, as to which the Reporting Person has shared voting and dispositive power; (iii) 29.11 OP Units held by a family trust, and (iv) 170,091.26 vested long-term incentive plan units ("LTIP Units") of the Operating Partnership held by a family trust, as to which the Reporting Person has shared voting and dispositive power. Vested LTIP Units are convertible into OP Units on a one-for-one basis.
  
  (3) The amount in Row 11 above represents an aggregate of (i) 18,000 shares of unclassified common stock; (ii) 150,121.12 shares of Class A Common Stock; (iii) 96,572.37 OP Units; (iv) 2,397,695.44 Class A-1 Units; and (v) 170,091.26 vested LTIP Units. Does not include (i) 114,764.71 unvested time-based LTIP Units; or (ii) 141,535.51 unvested performance-based LTIP Units, in each case which were issued to the Reporting Person under the Issuer's Employee and Director Long-Term Incentive Plan, as they do not vest within 60 days of April 7, 2025. Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.
  
  (4) The Reporting Person's percentage ownership in Row 13 above is based on (i) approximately 55,102,117 shares of common stock outstanding as of April 7, 2025, and (ii) approximately 3,386,086 limited partnership units of the Operating Partnership which includes, with respect to the Reporting Person only, units that are, or will be within 60 days of April 7, 2025, vested, outstanding, and convertible into common stock of the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: SmartStop Self Storage REIT, Inc.
Address of issuer's principal executive offices: 10 Terrace Road, Ladera Ranch, California (CA), 92694
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed on September 3, 2021 (the "Original Statement"), as amended by Amendment No. 1 thereto filed on December 10, 2021 ("Amendment No. 1"), Amendment No. 2 thereto filed on August 10, 2022 ("Amendment. No. 2"), and Amendment No. 3 thereto filed on October 31, 2022 ("Amendment No. 3"), and relates to the Class A common stock (the "Class A Common Stock"), $0.001 par value per share, of SmartStop Self Storage REIT, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive office is located at 10 Terrace Road, Ladera Ranch, California 92694. Information contained in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is deemed to beneficially own an aggregate of 2,832,480.19 shares of common stock, as follows (i) 18,000 shares of unclassified common stock; (ii) 150,121.12 shares of Class A Common Stock; (iii) 96,572.37 OP Units; (iv) 2,397,695.44 Class A-1 Units; and (v) 170,091.26 vested LTIP Units, which represents beneficial ownership of approximately 4.8% of the Issuer's outstanding common stock. The Reporting Person's percentage ownership is based on (i) approximately 55,102,117 shares of common stock outstanding as of April 7, 2025, and (ii) approximately 3,386,086 limited partnership units of the Operating Partnership which includes, with respect to the Reporting Person only, units that are, or will be within 60 days, vested, outstanding, and convertible into common stock of the Company.

The above does not include (i) 114,764.71 unvested time-based LTIP Units; or (ii) 141,535.51 unvested performance-based LTIP Units, in each case which were issued to the Reporting Person under the Issuer's Employee and Director Long-Term Incentive Plan, as they do not vest within 60 days of April 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole power to vote and dispose of 2,615,044.67 securities, which is comprised of (i) 120,805.97 shares of Class A Common Stock owned by SOH, as to which the Reporting Person has voting and dispositive power; (ii) 96,543.26 OP Units owned by SOH, as to which the Reporting Person has voting and dispositive power; and (iii) 2,397,695.44 Class A-1 Units owned by SOH, as to which the Reporting Person has voting and dispositive power.

The Reporting Person has shared power to vote and dispose of 217,435.52 securities, which is comprised of (i) 18,000 shares of unclassified common stock indirectly owned by Churchill TRI LLC, which is 50% owned by The H. Michael Schwartz 2011 Irrevocable Trust and is 50% owned by The Holly Breaux Schwartz 2011 Irrevocable Trust; (ii) 29,315.15 shares of Class A Common Stock held by a family trust, as to which the Reporting Person has shared voting and dispositive power; and (iii) 29.11 OP Units held by a family trust; and (iv) 170,091.26 vested LTIP Units held by a family trust, as to which the Reporting Person has shared voting and dispositive power.

Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 3, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety. Of the shares of Class A Common Stock beneficially owned by the Reporting Person (including the OP Units, LTIP Units, and Class A-1 Units reported herein), none are pledged in connection with a loan.

## Signatures
- H. Michael Schwartz: /s/ H. Michael Schwartz, H. Michael Schwartz (04/07/2025)